



Mary Jo Willmore · 2nd

Chief Business Development Officer at World Tree

San Francisco, California, United States ·

Contact info

500+ connections

3 mutual connections: Stephanie Gripne, PhD, Vincent Molinari, and 1 other

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World Tree

Thunderbird School of Global Management

Experience

World Tree

1 yr

Chief Business Development Officer

Full-time

Jan 2021 – Present · 8 mos

Los Angeles, California, United States

Global Head of Business Development

Full-time

2020 – Jan 2021 · 1 yr

San Francisco Bay Area

Managing Director

Sarus Capital Management
2010 – 2019 · 9 yrs
Ho Chi Minh City - San Francisco

Partner
SCF Advisors, Inc.
2001 – 2015 · 14 yrs
San Francisco

Vice President
WWC Capital Group
1998 – 2000 · 2 yrs
Washington D.C. Metro Area, San Francisco

Associate
Enron
1998 · less than a year
San Francisco, CA; Houston, TX; Portland, OR

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Education

Thunderbird School of Global Management
MBA, International Management & Marketing

University of Arizona
BS, Finance & Accounting

Licenses & certifications

Fundamentals of Quantitative Modeling
Wharton Online
Issued Feb 2021 · No Expiration Date
Credential ID M6RNLN7G2H6

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Climate Reality Leader

The Climate Reality Project
Issued Jun 2019 · No Expiration Date

Fundamentals of Alternative Investments
CAIA Association
Issued Jun 2019 · No Expiration Date

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Volunteer experience

Co-Chair Northern California Chapter, Global Angel
100 Women In Finance
2015 – Present • 6 yrs
Education

Board Member, Grant Making; Community Program, Membership & Fundraising Volunteer; Sustaining Member
The Junior League
1998 – 2018 • 20 yrs
Education

Children, Youth & Family Volunteer
Calvary Presbyterian Church, San Francisco
2011 – 2016 • 5 yrs
Children

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